April 8, 2010

Mr. Peter Chin
Chief Executive Officer, Chief Financial Officer, and Chairman of the Board of Directors
PTS, Inc.
3355 Spring Mountain Road, Suite 66
Las Vegas, Nevada 89102

     Re: **PTS, Inc**
                 Form 10-KSB for the year ended December 31, 2008
                 Form 10-Q for the quarterly period ended September 30, 2009
                 File No. 000-25485

Dear Mr. Chin:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Kevin Woody
                              Accounting Branch Chief